Exhibit 11

EXHIBIT 11 – COMPUTATION OF EARNINGS PER SHARE

(In thousands, except per share data)	Three Months Ended September 30,	Period from July 31 through September 30,	Period from July 1 through July 30,	Nine Months Ended September 30,	Period from July 31 through September 30,	Period from January 1 through July 30,
	2009 Post-merger	2008 Post-merger As adjusted*	2008 Pre-merger As adjusted*	2009 Post-merger	2008 Post-merger As adjusted*	2008 Pre-merger As adjusted*
Basic and diluted numerator:
Income (loss) attributable to the Company – Common Shares	$(34,376)	$10,814	$(1,699)	$(811,354)	$10,802	$167,340
Preferential distribution	(1,221)	—	—	(1,221)	—	—
Income attributable to the Company – Unvested Shares	—	—	—	—	12	214

Income (loss) attributable to the Company	$(35,597)	$10,814	$(1,699)	$(812,575)	$10,814	$167,554
Denominator:
Weighted average common shares – basic	355,389	355,294	355,294	355,364	355,294	355,178
Effect of dilutive securities:
Stock options and restricted stock	—	361	—	—	361	563

Weighted average common shares – diluted	355,389	355,655	355,294	355,364	355,655	355,741
Net income (loss) per basic common share	$(.10)	$.03	$(.00)	$(2.29)	$.03	$.47
Net income (loss) per diluted common share	$(.10)	$.03	$(.00)	$(2.29)	$.03	$.47

*	Reflects implementation of Financial Accounting Standards Board Staff Position Emerging Issues Task Force 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities, codified in ASC 260-10-45. See Note 1 in Item 1 of Part 1 of this Quarterly Report on Form 10-Q for additional information.

Equity awards of 6.8 million and 6.3 million were outstanding as of September 30, 2009 and 2008, respectively, but were not included in the computation of diluted earnings per share because to do so would have been antidilutive.